

September 25, 2013

Via E-Mail
Mr. Peter James Lee
Chief Financial Officer
Legend International Holdings, Inc.
Level 8, 580 St Kilda Road
Melbourne, Victoria, Australia 3004

> **Re:** **Legend International Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed March 28, 2012**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2013**
> **Filed August 14, 2013**
> **Response letter dated September 19, 2013**
> **File No. 000-32551**

Dear Mr. Lee:

We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2012

General

1. We note your response to comment 1 of our letter dated September 11, 2013 and we reissue the comment in part. Please revise to clarify the assumptions, in addition to permitting, that form the basis for your disclosure in the table and footnote 2 of the table. For example, it is unclear what "specified minimum physical, economic and chemical criteria" were used as a basis for the tabular disclosure. It is also unclear if you assume a certain price range for phosphate or obtaining a certain minimum amount of financing. Please refer to the factors identified in your September 4, 2013 letter as being "reasonably assumed."

2.   We note your response to prior comment 2. Please revise to quantify the aggregate amounts charged directly to you and through Axis. In this regard, it appears that approximately $13 million of the $27 million total for the fiscal year costs and expenses were charged directly to you as management and exploration costs.

Certain Relationships and Related Transactions, and Director Independence, page 62

3.   We note your revised disclosure and response to prior comment 4 regarding the changes to the agreement with Axis. Please provide a written description of the material terms of the orally-revised contract that more clearly discloses the terms and changes that were made during the period covered by the report. Please refer to Regulation S-K Compliance and Disclosure Interpretation 146.04. Currently many of the services terms are unclear. For example, it is unclear:

*   What drilling and exploration activities are covered by the arrangement and provided by Axis (see, for example, the seventh paragraph on page 63) and not covered by the arrangement (see, for example, the fifth paragraph on page 63);

*   Whether legal expenses are covered by the arrangement (see fifth paragraph on page 63) or incurred directly by you (see second paragraph on page 63); and

*   Whether the revised arrangement with Axis covers funds owed by Axis, including amounts associated with the "provision for doubtful receivable of $6,839,000." In this regard, and with a view to clarifying disclosure, please advise us of whether the individuals identified in response to prior comment 3 owe fiduciary duties to both Axis and you, and whether any agreements or understandings address the order of priority or dispensation of those duties in the event of conflicts. Please revise accordingly.

Form 10-Q for the Interim Period Ended June 30, 2013

Item 1. Consolidated Financial Statements, page 2

Consolidated Statement of Cash Flows, page 11

4.   Please revise to present the net cash provided by discontinued operations as positive amounts (i.e. net inflow) rather than as negative amounts (i.e. net outflow) in your consolidated statement of cash flows.

You may contact Joanna Lam at (202) 551-3476 or John Archfield at (202) 551-3315 if you have questions regarding comments on the financial statements and related matters. Please contact Ron Alper at (202) 551-3329 or James Lopez at (202) 551-3536 with any other questions.

Sincerely,

/s/Craig Arakawa (for)

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining